Exhibit 99.2

NOTICE OF THE ANNUAL GENERAL MEETING STELLANTIS N.V.

The annual general meeting of shareholders (the "AGM") of Stellantis N.V. (the "Company" or "Stellantis") will be held on April 13, 2023 at 12:00 noon CEST.

The AGM will be held at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands, subject to applicable restrictions on in-person visits, if any. The AGM will be held in English.

AGENDA

1    Opening

2    Annual Report 2022

a.Report of the Board of Directors for the financial year 2022 (discussion)
b.Policy on additions to reserves and on dividends (discussion)
c.Remuneration Report 2022 excluding pre-merger legacy matters (advisory voting)
d.Remuneration Report 2022 on the pre-merger legacy matters (advisory voting)
e.Adoption of the Annual Accounts 2022 (voting)
f.Approval of 2022 dividend (voting)
g.Granting of discharge to the directors in respect of the performance of their duties during the financial year 2022 (voting)

3    Appointment of Non-Executive Director

Proposal to appoint Mr. Benoît Ribadeau-Dumas as Non-Executive Director (voting)

4    Appointment of the Independent Auditor(s)

a.Proposal to appoint Ernst & Young Accountants LLP as the Company's independent auditor for the financial year 2023 (voting)

b.Proposal to appoint Deloitte Accountants B.V. as the Company's independent auditor for the financial year 2024 (voting)

5    Amendment to Remuneration Policy

Proposal to amend paragraph 6 of the Remuneration Policy for the Board of Directors (voting)

6    Delegation to the Board of Directors of the authority to issue shares in the capital of the Company and to limit or to exclude pre-emptive rights

a.Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 7 of the Company’s articles of association (voting)

b.Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 8 of the Company’s articles of association (voting)

7    Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital

Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital in accordance with article 9 of the Company’s articles of association (voting)

8    Cancellation of shares in the capital of the Company

Proposal to cancel common shares held by the Company in its own share capital as specified in article 10 of the Company’s articles of association (voting)

9    Closing

AGM DOCUMENTS

This notice, the agenda with explanatory notes, the Annual Report 2022 (including the financial statements), and other documents relevant for the AGM are available on the Company's website (www.stellantis.com).

The relevant AGM materials are also available at the Company's offices (Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands) for shareholders and other persons entitled to attend the meeting who will receive a copy free of charge upon request.

HOLDING SHARES IN STELLANTIS' CAPITAL

Stellantis' shareholders can hold their shares in Stellantis as follows:

1)    Loyalty register. Shareholders holding special voting shares and common shares or shareholders holding common shares electing to receive special voting shares upon completion of the required holding period (the "Loyalty Shareholders") registered in the Company's loyalty register (the "Loyalty Register").

The Loyalty Register is maintained on the Company's behalf in the records of the Company’s agents being Computershare Trust Co. NA, Computershare S.p.A. and Société Générale Securities Services France (the "Agents" and each the "Agent");

2)    Euroclear France. Shareholders holding common shares in an intermediary account with a participant in the Euroclear France system (the "Euroclear France Participant Account");

3)    Monte Titoli. Shareholders holding common shares in an intermediary account with a participant in the Monte Titoli system (the "Monte Titoli Participant Account");

4)    DTC. Shareholders holding common shares in a bank, brokerage or other intermediary account with a participant in the Depository Trust Company system (the "DTC Participant Account"); and

5)    Registered shareholders. Shareholders holding common shares in registered form (the "Registered Shareholders") in the Company's shareholders register (the "Shareholders Register"), maintained by Computershare Trust Co. NA, as the Company's transfer agent (the "Transfer Agent" and together with the Agents, the "AGM Agents").

RECORD DATE AND FINAL REGISTRATION DATE

Under Dutch law and the Company’s articles of association, in order to be entitled to attend and, if applicable, to vote at the AGM, shareholders and other persons entitled to attend the AGM, must (i) be registered as of Thursday March 16, 2023 (the "Record Date"), in the register established for that purpose by the Board of Directors (the "AGM Register") after reflecting all debit and credit entries as of the Record Date, regardless of whether the shares are still held by such holders at the date of the AGM and (ii) request registration in the manner mentioned below.

The AGM Register established by the Board of Directors is: (i) in respect of Loyalty Shareholders, the Loyalty Register, (ii) in respect of shareholders holding common shares in (a) a Euroclear France Participant Account, (b) a Monte Titoli Participant Account or (c) a DTC Participant Account, the administration of the relevant bank, brokerage or other intermediary (the "Intermediary") and (iii) in respect of Registered Shareholders, the Shareholders Register.

The Final Registration Date (as referred to in the Company's articles of association) for this AGM is Thursday April 6, 2023 at 5 p.m. CEST.

ATTENDANCE AND VOTING
Ad (i). Loyalty shareholders
The AGM Agents will send the AGM documentation to Loyalty Shareholders at the email addresses of such shareholders as they appear from the records maintained by the relevant AGM Agent, including instructions that allows them to attend the AGM or to give their voting instructions by proxy or online vote.

Loyalty Shareholders should give their voting instructions to the relevant AGM Agent by 5 p.m. CEST on the Final Registration Date in writing (contact details below) or electronically via the web procedure made available by the relevant Agent.

Ad (ii)(a). Shareholders holding common shares via Euroclear France

Shareholders holding common shares in a Euroclear France Participant Account (the "EFR Investors") who wish to attend the AGM, provide instructions or grant a power of attorney to vote on their behalf should use their banking institution website allowing access to the VOTACCESS platform from Friday, March 17, 2023 at 9 a.m. CET and until Final Registration Date at 5 p.m. CEST.

Shareholders holding registered shares wishing to attend the AGM, provide instructions or grant a power of attorney to vote on their behalf will have to connect, with their usual access codes or their email address, if their Sharinbox by SG Markets account is already activated, to the Sharinbox platform

(www.sharinbox.societegenerale.com) to access to the VOTACCESS platform from Friday, March 17, 2023 at 9 a.m. CET and until Final Registration Date at 5 p.m. CEST.

Ad (ii)(b). Shareholders holding common shares in a Monte Titoli Participant Account

Shareholders holding common shares in a Monte Titoli Participant Account (the "MT Investors") who wish to attend or vote at the AGM by proxy should request their Intermediary to issue a statement (the "Notification of participation") confirming their shareholding (including the shareholder’s name and address and the number of shares notified for attendance and held by the relevant shareholder on the Record Date). Intermediaries must submit the Notification of participation no later than on the Final Registration Date at 5 p.m. CEST to Computershare S.p.A. The MT Investors may also give their voting instructions through the relevant proxy form published on the Company’s website (www.stellantis.com). They can also cast their votes in advance of the AGM via the web procedure made available to MT Investors by Computershare S.p.A. through the Company’s website.

Ad (ii)(c). Shareholders holding common shares in a DTC Participant Account

Shareholders holding common shares in a DTC Participant Account should give instructions to their Intermediary, as the record holder of their shares, who is required to vote their shares according to their instructions. In order to vote their shares or to attend at the AGM, they will need to follow the directions provided by their Intermediary.

Ad (iii). Registered Shareholders

The Transfer Agent will send the AGM documentation to Registered Shareholders at the addresses of such shareholders as they appear from the Shareholders Register, including the Proxy Card with the instructions that allows them to attend at the AGM or give their voting instructions by telephone at +1-800-652-VOTE or internet at www.investorvote.com/STLA. Such Proxy Card will also be available on the Company’s website (www.stellantis.com).

VOTE BY PROXY

Subject to compliance with the paragraphs referred to above, shareholders can vote at the AGM by proxy. In order to give proxy and voting instructions, the shareholder (a) must have registered his or her shares as set out above and (b) must ensure that the duly completed and signed proxy including, as appropriate, voting instructions, will be received by the relevant AGM Agent (contact details below) by 5 p.m. CEST on the Final Registration Date in writing or electronically pursuant to instructions contained in the proxy forms. All votes shall be cast electronically or in writing ahead of the AGM in accordance with the proxy and voting instructions.

ATTENDANCE

Shareholders holding common shares who wish to attend the AGM (either in person or by proxy) (a) must have registered his or her shares as set out above and (b) should request their Intermediary to submit an attendance request no later than 5:00 p.m. CEST on the Final Registration date to the relevant Agent.

These shareholders will receive an attendance card issued in their name (the “Attendance Card”). This will serve as admission certificate and the shareholder (or his or her proxy) will need to submit the

Attendance Card at the AGM to enter the AGM. For this purpose the Attendance Card also contains a proxy form section. Prior to the AGM, the Attendance Card as well as a copy of the written power of attorney (when applicable), shall have to be handed over at the registration desk.

VOTING LIMITATION AND NOTIFICATION OBLIGATION

As further set out in the Company's articles of association, no shareholder, acting alone or in concert, together with votes exercised by affiliates of such shareholder or pursuant to proxies or other arrangements conferring the right to vote, may be able to exercise, directly or indirectly, 30 percent (the "Maximum Voting Threshold") or more of the votes that could be cast at a general meeting of the Company. Any voting right of such shareholder in excess of the Maximum Voting Threshold for a general meeting will be suspended by the Company. This voting limitation also applies with respect to the AGM. The Maximum Voting Threshold with respect to the AGM will be published on the Company's website on the day following the Final Registration Date.

Furthermore, the Company's articles of association provide that, before each general meeting, any shareholder holding voting rights in excess of the Maximum Voting Threshold is required to notify the Company, in writing, of its shareholding and total voting rights in the Company and provide, upon written request by the Company, any information necessary to ascertain the composition, nature and size of its shareholding and any other person acting in concert with it. This notification obligation also applies with respect to the AGM.

CONTACT DETAILS OF AGENTS

1)    Computershare S.p.A.
Via Nizza 262/73, 10126 Torino Italy
e-mail: stellantis@computershare.it

2)    Computershare Trust Company NA
P.O. BOX 505000
Louisville, KY 40233-5000
email: web.queries@computershare.com

By Overnight Delivery:

Computershare
462 South 4th Street Suite 1600
Louisville, KY 40202

3)    Société Générale Securities Services France
Assemblées Générales
32 Rue du Champ de Tir
CS 30812 – 44308 NANTES cedex 3 France
email: service.assemblee-generale@sgss.socgen.com

March 2, 2023
Stellantis N.V.
The Board of Directors